Invesco PowerShares

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DAG PowerShares DB **Agriculture Double Long** ETN
AGF PowerShares DB **Agriculture Long** ETN
ADZ PowerShares DB **Agriculture Short** ETN
AGA PowerShares DB **Agriculture Double Short** ETN

Filed pursuant to Rule 433
Registration Statement 333-137902
Dated 26 May 2009
ETN & index data as of 31 March 2009

Description

The PowerShares DB Agriculture Double Long Exchange-traded Note (Symbol: DAG), PowerShares DB Agriculture Long Exchange-traded Note (Symbol: AGF), PowerShares DB Agriculture Short Exchange Traded Note (Symbol: ADZ) and PowerShares DB Agriculture Double Short Exchange Traded Note (Symbol: AGA) (collectively, the "PowerShares DB Agriculture ETNs") are the first exchange-traded products that provide investors with a cost-effective and convenient way to take a short or leveraged view on the performance of the agriculture sector.

All of the PowerShares DB Agriculture ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture™, which is composed of corn, wheat, soybean and sugar futures contracts.

Index History[1] (Growth of $10,000 since Dec. 1, 1988)


Index +2x levered
Index +1x levered
Index -1x levered
Index -2x levered
$40k
$30k
$20k
$10k
$0
$14,972
$14,307
$6,906
$6,339
'89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

ETN Performance & Index History (%)[1]

	1 Year	3 Year	5 Year	10 Year	ETN Inception
ETN Performance					
Agriculture Double Long	–	–	–	–	-65.20
Agriculture Long	–	–	–	–	-37.59
Agriculture Short	–	–	–	–	46.27
Agriculture Double Short	–	–	–	–	95.81
Index History					
Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture **+2x Levered**	-59.64	-6.66	-4.46	0.19	-65.20
Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture **+1x Levered**	-32.66	1.11	1.30	3.01	-37.59
Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture **-1x Levered**	35.03	-2.51	-1.48	-1.57	46.27
Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture **-2x Levered**	66.00	-13.12	-9.64	-8.54	95.81
Comparative Indexes[3]					
S&P 500	-38.09	-13.06	-4.76	-3.00	-38.68
Barclays Capital U.S. Aggregate	3.13	5.77	4.13	5.70	3.34

Source: DB, Bloomberg

[1] Index history is for illustrative purposes only and does not represent actual PowerShares DB Agriculture ETN performance. Index history is based on a combination of the monthly returns from the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture Excess Return™ (the "Agriculture Index") plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Agriculture ETNs, less the investor fee. The Agriculture Index is intended to reflect changes in the market value of certain agriculture futures contracts on corn, wheat, soybeans and sugar. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. **PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.** For current index and PowerShares DB Agriculture ETN performance, go to dbfunds.db.com/notes.

[2] The PowerShares DB Agriculture ETNs are not rated but rely on the ratings of their issuer, Deutsche Bank AG, London Branch. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the marketability or market price of the PowerShares DB Agriculture ETNs.

PowerShares DB Agriculture ETN & Index Data

Ticker symbols	
Agriculture Double Long	DAG
Agriculture Long	AGF
Agriculture Short	ADZ
Agriculture Double Short	AGA
Intraday indicative value symbols	
Agriculture Double Long	DAGIV
Agriculture Long	AGFIV
Agriculture Short	ADZIV
Agriculture Double Short	AGAI
CUSIP symbols	
Agriculture Double Long	25154H558
Agriculture Long	25154H533
Agriculture Short	25154H541
Agriculture Double Short	25154H566
Details	
ETN price at initial listing	$25.00
Inception date	4/14/08
Maturity date	4/01/38
Yearly investor fee	0.75%
Listing exchange	NYSE Arca
Index symbol	DBLCYEAG
Issuer	
Deutsche Bank AG, London Branch	
Long-term Unsecured Obligations[2]	
S&P rating	A+
Moody's rating	Aa1

powersharesetns.com | dbfunds.db.com/notes 800.983.0903 | 877.369.4617

DAG PowerShares DB **Agriculture Double Long** ETN
AGF PowerShares DB **Agriculture Long** ETN
ADZ PowerShares DB **Agriculture Short** ETN
AGA PowerShares DB **Agriculture Double Short** ETN

ETN & index data as of 31 March 2009

Volatility (%)[13]

	Index +2x	Index +1x	Index -1x	Index -2x
1 year	59.01	29.55	29.65	59.40
3 year	50.00	25.06	24.84	49.80
5 year	43.12	21.62	21.40	42.92
10 year	36.09	18.06	18.01	36.04

10-Year Historical Correlation[13]

	Index +2x	Index +1x	Index -1x	Index -2x
S&P 500	0.238	0.240	-0.236	-0.238
Barclays Capital U.S. Aggregate	0.178	0.178	-0.175	-0.175

Annual Index Performance (%)[1]

	Index +2x	Index +1x	Index -1x	Index -2x
1993	34.49	17.84	-12.02	-25.19
1994	3.16	3.88	2.41	0.28
1995	52.32	27.12	-14.31	-30.90
1996	-2.77	1.84	5.15	3.89
1997	2.63	4.74	1.87	-3.07
1998	-48.80	-25.60	41.32	86.30
1999	-34.45	-16.16	25.62	47.77
2000	16.63	11.49	-1.75	-9.44
2001	-36.88	-18.35	26.26	51.70
2002	21.13	11.34	-9.97	-21.03
2003	31.80	15.81	-14.52	-28.35
2004	-6.08	-1.63	0.59	-1.75
2005	21.95	13.22	-9.82	-23.04
2006	24.07	14.89	-7.78	-20.39
2007	59.30	30.21	-19.57	-39.63
2008	-44.38	-19.36	9.52	3.81
2009 YTD	-12.60	-6.25	5.68	11.16

What are the PowerShares DB Agriculture ETNs?

The PowerShares DB Agriculture ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture™. The index is designed to reflect the performance of certain agriculture futures contracts on corn, wheat, soybeans and sugar.

Investors can buy and sell the PowerShares DB Agriculture ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Agriculture ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB Agriculture ETNs

ETNs are some of the more benefit-rich investment vehicles available in the marketplace today.

Benefits

- Leveraged and short notes
- Low cost
- Intraday access
- Listed
- Transparent
- Tax treatment[4]

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer

[3] The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays Capital U.S. Aggregate Index is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of monthly index returns.

[4] Deutsche Bank AG, London Branch, Invesco PowerShares and their affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Long, Short, and **Leveraged** exposure to commodities has never been easier.℠

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may request a copy from any dealer participating in this offering.

The PowerShares DB Agriculture ETNs are unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Agriculture ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The rating of Deutsche Bank AG, London Branch does not address, enhance or affect the performance of the PowerShares DB Agriculture ETNs other than Deutsche Bank AG, London Branch's ability to meet its obligations. The PowerShares DB Agriculture ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Agriculture ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Agriculture ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Agriculture ETNs even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares DB Agriculture ETNs is zero, your investment will expire worthless. An investment in the PowerShares DB Agriculture ETNs may not be suitable for all investors.

The PowerShares DB Agriculture ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares DB Agriculture ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the prospectus. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Agriculture ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Agriculture ETNs are concentrated in agriculture commodity futures contracts. The market value of the PowerShares DB Agriculture ETNs may be influenced by many unpredictable factors, including, among other things, volatile agriculture prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. The PowerShares DB Agriculture ETNs are concentrated in a single commodity sector, are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB Agriculture Double Long ETN and PowerShares DB Agriculture Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

An investor should consider the PowerShares DB Agriculture ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the PowerShares DB Agriculture ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement.

Not FDIC Insured – No Bank Guarantee – May Lose Value

© 2009 Invesco PowerShares Capital Management LLC P-DBAG-ETN-PC-1 04/09 powersharesetns.com | dbfunds.db.com/notes 800.983.0903 | 877.369.4617